September 8, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Karl Hiller, Branch Chief

RE: Chancellor Group, Inc.
Form 10-K for Fiscal Year ended December 31, 2009
Form 10-Q for Fiscal Quarters ended March 30 and June 30, 2010
File No. 000-30219

Chancellor Group, Inc. (the "Company") provides the following response to the comment letter dated August 12, 2010, of the Staff of the Securities and Exchange Commission concerning the Company's Form 10-K for the year ended December 31, 2009 (the "Form 10-K") and the Form 10-Q for the fiscal quarters ended March 30 and June 30, 2010 (the "Form 10-Qs").

The Company has the following responses to the comment letter received from the Staff.

Form 10-K for the Fiscal Year ended December 31, 2009

Properties, page 6

1. Please expand your disclosure to include the following information to comply with Subpart 1200 of Regulation S-K:

    a tabular presentation distinguishing your proved reserves as either developed or undeveloped (Item 1202(a)(1) and (2));

    the internal controls used in your reserves estimation efforts and the qualifications of the internal or third party technical person responsible for overseeing the preparation of the reserves estimates (Item 1202(a)(7));

    details about your proved undeveloped reserves, if any (Item 1203);

    details about your drilling and other exploratory and development activities, if any (Item 1205);

    a description of your present activities (Item 1206); and

    details about your oil and gas wells and acreage (Item 1208).

The information required by Subpart 1200 pertaining to your oil and gas operations should be provided under a common heading, notwithstanding details in the notes to your financial statement or elsewhere in the filing.

RESPONSE: The Company has duly noted the Staff's comments and is providing the Staff with the following responses:

The Company has provided a tabular presentation on page 7 of the Form 10-K disclosing the amounts of its estimated proved reserves that were classified as developed as of December 31, 2009 and 2008, and the Company did not have any estimated proved reserves that were classified as undeveloped as of these dates. In future filings, the Company will revise its disclosure to include either a statement that it does not have any proved reserves that are classified as undeveloped or, if the Company does have such proved undeveloped reserves that are required to be disclosed in such future filings, a tabular presentation similar to that attached hereto as Exhibit A.

In future filings, the Company will revise its disclosure to include a discussion substantially similar to the following in relation to internal controls and the qualifications of the third party technical person responsible for overseeing the preparation of the reserve estimates.

The Company maintains internal controls to ensure the reliability of reserve estimations, including:

    engaging an independent third-party reservoir engineering and geo-science professional firm to prepare all of our estimated proved reserves, and senior management reviewing all reserve studies annually to verify that accurate production and cost variables are used by the third-party engineering firm.

GSM, INC., a registered petroleum engineering firm located in Amarillo, Texas, prepared reports of estimated proved reserves of oil and natural gas for our net interest in certain natural gas and oil properties comprising 100% of our estimated proved reserves (by volume) at year-end 2009. Copies of the reports issued by GSM, Inc. are filed with this Annual Report on Form 10-K as Exhibits 99.1 and 99.2. The qualifications of the technical person of this firm primarily responsible for overseeing his firm's preparation of the company's reserve estimates is set forth below:

    Over 40 years of practical experience in petroleum engineering, with primarily all of this experience being in the estimation and evaluation of reserves,

    A registered professional engineer in the state of Texas,

    Bachelor of Science Degree in Petroleum Engineering

    Bachelor of Science Degree in Geology, and

    Master of Science Degree in Geology.

As discussed above, the Company did not have any reserves classified as proved undeveloped at December 31, 2009, nor were there any changes in the Company's proved undeveloped reserves during the fiscal year ended December 31, 2009 (including any conversion of proved undeveloped reserves into proved developed reserves). In future filings, the Company will revise its disclosure to include either a statement that it does not have any proved undeveloped reserves and that there were no material changes in the Company's undeveloped reserves during the relevant fiscal year or, if the Company does have such reserves or there have been material changes in such reserves that are required to be disclosed in such future filings, the information required by Item 1203 of Regulation S-K.

The Company did not drill any wells or conduct any exploratory or development activities (including any implementation of mining methods) during the fiscal years ended December 31, 2009, 2008 or 2007, although the Company did deepen one of its existing wells during the fiscal year ended December 31, 2009. The Company did capitalize $173,444 and $616,166 of development costs related to remedial and restoration work to its existing proved developed properties for the fiscal years ended December 31, 2009 and 2008, respectively, which amounts capitalized were disclosed in Note 4 to the audited financial statements included in the Form 10-K. In future filings, the Company will revise its disclosure to either include a statement that it has not conducted any such activities during the time periods described in Item 1205 of Regulation S-K with respect to such filings or, if the Company has conducted such activities during such time periods, provide the information required by Item 1205 of Regulation S-K, which description will be similar to the following:

The Company did not drill any wells or conduct any exploratory activities (including any implementation of mining methods) during the fiscal years ended December 31, 2009, 2008 or 2007, although the Company did deepen one of its existing wells during the fiscal year ended December 31, 2009. The Company did capitalize $173,444 and $616,166 of development costs related to remedial and restoration work to its existing proved developed properties for the fiscal years ended December 31, 2009 and 2008, respectively.

As disclosed in the Form 10-K, as of March 29, 2010, the Company owned approximately 127 wells and production rights on six leases in Gray County, Texas covering approximately 4,510 acres. As of March 29, 2010, the Company was not in the process of drilling any wells, installing any waterfloods or undertaking any pressure maintenance operations or other related activities of material importance. In future filings, the Company will revise its disclosure to include either a statement that it is not conducting any such activities or, if the Company is conducting such activities as of the time described in Item 1206(b) of Regulation S-K, the information required by Item 1206 of Regulation S-K.

In future filings, the Company will enhance its current disclosures to provide a further description of oil and gas properties, wells, operations and acreage required by Item 1208 of Regulation S-K, which description will be similar to the following:

As of March 29, 2010, the Company owned an interest in approximately 127 gross wells and 127 net wells and production rights on approximately 4,510 gross acres and 4,510 net acres. Such wells and acreage are all located within Gray County, Texas. Of this acreage, approximately 500 gross acres and 500 net acres are undeveloped and located in Brown Dolomite and/or Granite Wash formation areas in Gray County, Texas. There is no minimum remaining term of leases on this undeveloped acreage as all acreage is currently held by production (which production gives umbrella title-continuance rights to undeveloped acreage on the same lease) or some other savings clause contained in the respective lease document.

MD&A of Financial Condition and Results of Operations, page 9

Results of Operations, page 10

2. The guidance in Item 303(a) of Regulation S-K, including paragraphs (a)(1) through (5) requires an analysis of your financial condition, changes in financial condition, and results of operations. We expect this would cover your operations and cash flows as reported in your financial statements for each period presented. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to FRC Sections 501.12 and 501.13.

RESPONSE: The Company has duly noted the Staff's comments. The sole material cause for the changes in the Company's financial condition and results of operations for fiscal 2009 as compared to fiscal 2008, as disclosed in the Form 10-K, was the Company's 2008 sale of oil and gas wells accounting for approximately 84% of its oil and gas production, which sale was completed on August 29, 2008. The Company included several discussions of this transaction in the Form 10-K, including a discussion in the Management's Discussion & Analysis section on page 10 of the Form 10-K.

In future filings, the Company will revise its Management's Discussion & Analysis disclosure to include increased analysis of the financial results described therein. This revised disclosure will include a more comprehensive discussion of material changes, if any, in the various financial results required to be reported over the time periods that such results are required to be reported, including explanations of the material factors responsible for such changes. This revised disclosure will also include a discussion of known trends or uncertainties, if any, that have had, or that could reasonably be expected to have, a material effect on the Company's sales, revenue or income from continuing operations. Because this revised disclosure will include discussions of matters that cannot be anticipated at present, and because the single material factor responsible for the material changes in the Company's financial condition and results of operations in fiscal 2009 was already disclosed in the Management's Discussion & Analysis section of the Form 10-K, it is not practicable for the Company to provide the Staff with any proposed disclosure regarding this comment.

Critical Accounting Policies, page 12

3. Please expand the disclosures of your critical accounting policies and estimates to address the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in estimating the amounts presented in your financial statements. Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. For further guidance on critical accounting estimates, please refer to FRC Section 501.14.

RESPONSE: The Company has duly noted the Staff's comments and in future filings will revise its disclosure to include a description of the specific estimates and uncertainties inherent in its critical accounting policies, which description will be similar to the description attached hereto as Exhibit B:

Financial Statements

Consolidated Balance Sheets, page 17

4. Please revise your balance sheet presentation to include net income (loss) within your retained earnings (deficit) line item to coincide with your presentation on page 19.

RESPONSE: The Company has duly noted the Staff's comments and in future filings will revise its balance sheet presentation as requested by the Staff, which revised balance sheet will be similar to the balance sheet attached hereto as Exhibit C.

Note 11 -- Supplemental Information on Oil and Gas Producing Activities, page 29

5. Please expand your disclosure to include the following information for each year that you present financial statements to comply with FASB ASC 932-235-50:

    a tabular presentation showing changes in the net quantities of your proved reserves of oil and of gas during the year, along with an explanation of any significant changes (50-5 through 50-11);

    a tabular presentation showing aggregate amounts of capitalized costs relating to your oil and gas producing activities and the aggregate amounts of related accumulated depletion, depreciation, and amortization (50-13 through 50-15);

    a tabular presentation reflecting the costs incurred in oil and gas property acquisition, exploration, and development activities (50-18 through 50-20);

    a tabular presentation showing your results of operations for oil and gas producing activities (50-22 through 50-28); and

    a tabular presentation showing the changes in your standardized measure of discounted future net cash flows (50-35 through 50-36).

RESPONSE: The Company has duly noted the Staff's comments and in future filings will revise the notes to its financial statements to include tabular presentations similar to those attached hereto as Exhibits D through H and, to the extent appropriate, accompanying narrative discussions.

The Company proposes to address the Staff's comments in future filings, as described above and in the Exhibits to this letter, and does not propose to amend any of the filings referenced in the Staff's letter. As discussed above, many of the disclosures that the Company has agreed to make in future filings would consist only of negative assurances if made in an amendment to the Form 10-K. The Company believes that such negative assurances, while potentially helpful to a reader's understanding of the Company's business, would not provide any additional information that is material to an investment decision with respect to the Company's securities. For example, if the Company were to amend the Form 10-K to include a statement that it does not have any proved reserves that are classified as undeveloped, this clarification would provide only a limited benefit to investors given that the Company has not made any conflicting or contradictory disclosures with respect to proved undeveloped reserves in its filings.

To the extent that these disclosures do not consist of a negative assurance, the Company does not believe that the additional information that would be included in an amendment to the Form 10-K would provide investors with additional material information. For example, if the Company were to amend the Form 10-K to include a statement under Management's Discussion & Analysis to the effect that the changes to the Company's financial condition between the Company's fiscal years ending December 31, 2008 and 2009 resulted from the sale of approximately 84% of its oil and gas wells, this disclosure would provide only a limited benefit to investors given that the Company has already disclosed the occurrence and general terms of this transaction in several sections of the Form 10-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing. The Company acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Maxwell Grant
Maxwell Grant
Chief Executive Officer

Exhibit A

	December 31,
	2009	2008
Estimated Proved Reserves
Developed
Oil (Bbl)	147,761	108,609
Natural gas (Mcf)	244,725	135,596

Undeveloped
Oil (Bbl)	--	--
Natural gas (Mcf)	--	--

Exhibit B

CRITICAL ACCOUNTING POLICIES

The Securities and Exchange Commission (the "SEC") recently issued "Financial Reporting Release No.  60 Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosures, discussion and commentary on those accounting policies considered most critical to its business and financial reporting requirements.  FRR 60 considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations, and requires significant judgment and estimates on the part of management in the application of the policy.  For a summary of the Company's significant accounting policies, including the critical accounting policies discussed below, please refer to the accompanying notes to the financial statements provided in this Annual Report on Form 10-K.

Natural Gas and Oil Properties

In January 2010, the Financial Accounting Standards Board issued ASU 2010-03 to align the oil and gas reserve estimation and disclosure requirements of Extractive Industries -- Oil and Gas Topic of the Accounting Standards Codification with the requirements in the SEC's final rule, Modernization of the Oil and Gas Reporting Requirements. We implemented ASU 2010-03 as of December 31, 2009. Key items in the new rules include changes to the pricing used to estimate reserves and calculate the full cost ceiling limitation, whereby a 12-month average price is used rather than a single day spot price, the use of new technology for determining reserves, the ability to include nontraditional resources in reserves and the ability to disclose probable and possible reserves. Management has elected not to include probable and possible reserves in its reserve studies and related disclosures.

The process of estimating quantities of oil and gas reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given field may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, material revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various fields make these estimates generally less precise than other estimates included in the financial statement disclosures.

As of December 31, 2008, we had proved reserves of 787,250 bcfe at spot prices of $12.79 per mcf and $97.01 per barrel before price differential adjustments. As of December 31, 2009, we had proved reserves of 1,131,291 bcfe at 2009 12-month average prices of $6.66 per mcf and $57.24 per barrel before price differential adjustments. The increase in our proved reserves is, in part, due to the new reserve rules in effect for this filing.

Income Taxes

As part of the process of preparing the consolidated financial statements, we are required to estimate the federal and state income taxes in each of the jurisdictions in which Chancellor operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as derivative instruments, depreciation, depletion and amortization, and certain accrued liabilities for tax and accounting purposes. These differences and our net operating loss carry-forwards result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess, using all available positive and negative evidence, the likelihood that the deferred tax assets will be recovered from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. Generally, to the extent Chancellor establishes a valuation allowance or increases or decreases this allowance in a period, we must include an expense or reduction of expense within the tax provision in the consolidated statement of operations.

Under accounting guidance for income taxes, an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (i) the more positive evidence is necessary and (ii) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. Among the more significant types of evidence that we consider are:

  taxable income projections in future years;

  whether the carry-forward period is so brief that it would limit realization of tax benefit;

  future sales and operating cost projections that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures; and

  our earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.

If (i) natural gas and oil prices were to decrease significantly below present levels (and if such decreases were considered other than temporary), (ii) exploration, drilling and operating costs were to increase significantly beyond current levels, or (iii) we were confronted with any other significantly negative evidence pertaining to our ability to realize our NOL carry-forwards prior to their expiration, we may be required to provide a valuation allowance against our deferred tax assets. As of December 31, 2009, a deferred tax asset of $228,000 has been recognized but partially offset by a valuation allowance of approximately $57,000 due to federal NOL carry-back and carry-forward limitations

Off-Balance Sheet Arrangements:

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations), or other relationships of the Company with unconsolidated entities or other persons that have, or may have, a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Exhibit C

CHANCELLOR GROUP, INC.
Consolidated Balance Sheets
December 31, 2009 and 2008
ASSETS	2009	2008
Current Assets
Cash in Bank	$ 1,404,695	$ 2,531,525
Revenue Receivable	74,344	201,455
Prepaid Insurance	54,803	23,665
Federal Income Tax Receivable	49,502	-
Total Current Assets	1,583,344	2,756,645

Fixed Assets
Leasehold Costs -- Developed	1,570,584	1,396,252
Office Building & Equipment	134,630	132,065
Fleet -- Road	202,723	218,661
Heavy Field Equipment & Tools	458,465	442,747
Accumulated Depreciation and Amortization	(521,410)	(262,479)
Total Fixed Assets	1,844,992	1,927,246

Other Assets
Unamortized Letter of Credit	2,944	833
Prepaid Long Term Hedge	-	11,100
Deposits	250	4,975
Total Other Assets	3,194	16,908

Total Assets	$3,431,530	$4,700,799

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Due to Related Party	$ -	$ 36,500
Accounts Payable	40,414	224,598
Accrued Expenses	1,653	5,949
Federal and State Income Tax Payable	-	116,903
Stock Subscriptions Payable	1,602	1,602
Total Current Liabilities	43,669	385,552

Long Term Liabilities
Deferred Tax Liability	-	126,802
Total Long Term Liabilities	-	126,802

Stockholders' Equity
Common Stock; $.001 par value, 250,000,000 shares authorized, 65,124,980 and 65,232,781 shares issued and outstanding, respectively	65,125	65,233
Paid in Capital	3,308,713	3,229,905
Retained Earnings (Deficit)	14,023	929,807
Treasury Stock, 1,000,000 shares	-	(36,500)
Total Stockholders' Equity	3,387,861	4,188,445
Total Liabilities and Stockholders' Equity	$3,431,530	$4,700,799

See Notes to Consolidated Financial Statements

Exhibit D

Presented below is a summary of changes in estimated reserves of the Company for 2009 and 2008:

	Gas (bcf)	Oil (mmbbl)	Total (bcfe)
December 31, 2009
Proved reserves, beginning of period	135,596	108,609	787,250
Extensions, discoveries and other additions	-	-	-
Revisions of previous estimates	123,541	50,752	428,266
Production	(14,612)	(11,600)	(84,212)
Sale of reserves-in-place	-	-	-
Purchase of reserves-in-place	-	-	-

Proved reserves, end of period	244,725	147,761	1,131,291

Proved developed reserves:
Beginning of period	135,596	108,609	787,250
End of period	244,725	147,761	1,131,291

December 31, 2008
Proved reserves, beginning of period	1,218,131	630,636	5,001,947
Extensions, discoveries and other additions	-	-	-
Revisions of previous estimates	(50,113)	(1,910)	(61,573)
Production	(48,759)	(24,114)	(193,443)
Sale of reserves-in-place	(983,663)	(496,003)	(3,959,681)
Purchase of reserves-in-place	-	-	-

Proved reserves, end of period	135,596	108,609	787,250

Proved developed reserves:
Beginning of period	1,218,131	630,636	5,001,947
End of period	135,596	108,609	787,250

During 2009, Chancellor recorded upward revisions of 428,266 bcfe of proved reserves resulting from positive performance related revisions from improved emphasis on preventative maintenance and increased utilization partially offset by downward revisions resulting from lower natural gas and oil prices. We sold 84,212 bcfe of our proved reserves for approximately $694,000.

During 2008, Chancellor recorded downward revisions of 61,573 bcfe of proved reserves resulting from negative performance related revisions due to maintenance issues partially offset by upward revisions resulting from higher natural gas and oil prices. We sold 193,443 bcfe of our proved reserves for approximately $1,760,000 through normal production markets. We also sold 3,959,681 bcfe of our proved reserves as previously disclosed in Note 8 -- Sale of Assets.

Exhibit E

The aggregate amounts of capitalized costs relating to our oil and gas producing activities and the aggregate amounts of related accumulated depletion, depreciation, and amortization as of December 31, 2008 and 2009 are as follows.
	Years Ended December 31,
	2009	2008
Unproved oil and gas properties	-	-
Proved oil and gas properties	$1,570,584	$1,396,252
Accumulated depreciation, depletion, and amortization, and valuation allowances	(303,652)	(148,333)
Net capitalized costs	$1,266,932	$1,247,919

Exhibit F

The costs incurred by the Company in oil and natural gas property exploration, development and acquisition activities are summarized as follows:
	Years Ended December 31,
	2009	2008
Acquisition of properties
Proved	-	-
Unproved	-	-
Exploration costs	-	-
Development costs	$174,333	$616,166

Exhibit G

The Company's results of operations from oil and natural gas producing activities are presented below for the years ended December 31, 2009 and 2008. The following table includes revenues and expenses associated directly with the Company's oil and natural gas producing activities. It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of the Company's oil and natural gas operations.
	Years Ended December 31,
	2009	2008
Revenues
Sales	$694,667	$1,760,025
Transfers	-	7,326,208
Total	694,667	9,086,233
Production costs	(1,047,871)	(2,377,207)
Exploration expenses	-	-
Depreciation, depletion and amortization and valuation provisions	(155,319)	(148,333)
Income tax expenses (benefits)	(101,705)	2,296,242
Results of operations from producing activities (excluding corporate overhead and interest costs)	$(406,818)	$4,263,851

Exhibit H

The principal sources of change in the standardized measure of discounted future net cash flows are as follows:
	Years Ended December 31,
	2009	2008
Net change in sales and transfer prices and in Production (lifting) costs related to future production	$(1,891,478)	$2,869,142
Changes in estimated future development costs	-	-
Sales and transfers of oil and gas produced during the period, net of production taxes	(658,284)	(1,604,433)
Net change of due to sales of minerals in place	-	(11,596,443)
Net change due to revisions in quantity estimates	1,828,619	(1,643,517)
Previously estimated development costs incurred during the period	-	-
Accretion of discount	-	-
Other--unspecified	-	-
Net change in income taxes	-	-
Aggregate change in the standardized measure of discounted future net cash flows for the year	$(721,143)	$(11,975,251)